

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

November 27, 2017

Rob Sargent
Chief Executive Officer
Appiphany Technologies Holding Corp.
385 South 300 East
Salt Lake City, UT 84111

> **Re:** **Appiphany Technologies Holding Corp.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed November 17, 2017**
> **File No. 000-54524**

Dear Mr. Sargent:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information
Technologies and Services

cc: Chase Chandler, Esq.
        Brunson Chandler & Jones, PLLC